UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
BEACON ROOFING SUPPLY, INC.
(Name of Subject Company)
QUEEN MERGERCO, INC.
(Name of Filing Person (Offeror))
QXO, INC.
(Name of Filing Person (Parent of Offeror))
QUEEN HOLDCO, LLC
QUEEN TOPCO, LLC
(Name of Filing Persons (Other))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
073685109
(CUSIP Number of Class of Securities)
Christopher Signorello
Chief Legal Officer
Five American Lane
Greenwich, CT 06831
(888) 998-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)
Copies to:
Scott A. Barshay
Nickolas Bogdanovich
Stan Richards
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, this “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on January 27, 2025 by QXO, Inc., a Delaware corporation (“QXO”), and Queen MergerCo, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of QXO. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Beacon Roofing Supply, Inc., a Delaware corporation (“Beacon”), at $124.25 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.
Except as otherwise set forth in this Amendment, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.
Amendments to Schedule TO and Offer to Purchase
Items 1 through 9 and Item 11.
The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows. For clarity, new text within restated paragraphs from the Offer to Purchase is highlighted with bold, underlined text and deleted text within restated paragraphs from the Offer to Purchase is highlighted with ~~strikethrough text~~.
The first paragraph in the answer to the question titled “When and how will I be paid for my tendered Shares?” on page 4 of the Offer to Purchase is amended and restated as follows:
Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer set forth in “The Offer—Section 14—Conditions of the Offer”, we will pay for all validly tendered and not withdrawn Shares promptly after the Expiration Time. ~~later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer—Section 14—Conditions of the Offer.”~~
Each of the fourth paragraph on the cover page of the Offer to Purchase, the first paragraph in the answer to the question titled “What does the Board of Directors of Beacon think of the Offer?” on page 3 of the Offer to Purchase and the fourth paragraph under the section titled “Introduction” on page 8 of the Offer to Purchase is amended and restated as follows:
Since July 2024, QXO has made numerous attempts to engage constructively with Beacon to reach a potential negotiated transaction that would enhance value for Beacon stockholders. QXO submitted a written proposal to acquire Beacon for $124.25 per share in cash on November 11, 2024, which proposal represented a 38% premium over Beacon’s 90-day average share price as of November 8, 2024 (the last trading day prior to QXO’s submission of the written proposal), a 26% premium over Beacon’s unaffected price as of November 15, 2024 (the last trading day prior to The Wall Street Journal report regarding the potential transaction) and a 3.0x premium to Beacon’s average historical 3-year next-twelve months trading enterprise value to EBITDA multiple of 8.1x. Since QXO’s initial outreach in July 2024, QXO’s attempts at constructive engagement have been met by delays, cancellations and unreasonable preconditions, notably a ~~long-term~~ “standstill” for at least twelve months that would have prohibited QXO from offering its proposal directly to Beacon’s stockholders or even informing Beacon stockholders of its existence. Despite QXO’s various attempts, Beacon has not granted QXO any access to Beacon management in person or virtually, or an opportunity for any interactive discussion or real-time questions and answers.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2025
QXO, INC.

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Chief Legal Officer

QUEEN MERGERCO, INC.

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary

QUEEN HOLDCO, LLC

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary

QUEEN TOPCO, LLC

	By:	/s/ Christopher Signorello
	Name:	Christopher Signorello
	Title:	Secretary